SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  ___)*

WINDGEN ENERGY, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

457638 10 4
(CUSIP Number)

MICHAEL K. HAIR, ESQ.
Michael K. Hair, P.C.
7407 E. Ironwood Court
Scottsdale, Arizona 85258
Phone:  480-443-9657
Fax:  480-443-1908
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 13, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other revisions of the Act (however, see the Notes).

CUSIP No. 457638 10 4	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS DAVID P. MARTIN

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) (b)	☐ ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 354,773 shares (1) 8. SHARED VOTING POWER 2,896,500 shares 9. SOLE DISPOSITIVE POWER 354,773 shares (1) 10. SHARED DISPOSITIVE POWER 2,896,500 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,251,273 shares

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%(2)

14.	TYPE OF REPORTING PERSON IN
(1)  Peggy Martin, the wife of David P. Martin, has sole voting and dispositive power over 53,000 shares, but these shares are attributed to David P. Martin on this form.
(2)  Based on 42,083,428 shares of common stock outstanding on March 29, 2011, as reported in the Issuer's 10-K for the year ended December 31, 2010.

Page 3 of 4 Pages

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to the common stock, $0.001 par value (the "Common Stock"), of WindGen Energy, Inc., a Utah corporation (the "Issuer" or "WindGen"). The address of the principal executive office of the Issuer is 14550 N. Frank Lloyd Wright Blvd., Suite 100, Scottsdale, Arizona 85260.

ITEM 2.	IDENTITY AND BACKGROUND

David P. Martin, a citizen of the United States and a resident of the State of Nevada, is the Reporting Person filing this Schedule 13D. The address for Mr. Martin is 665 Paloma Court, Boulder City, Nevada 89005.  Mr. Martin is the President and a Director of the Issuer. During the last five years, Mr. Martin (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Mr. Martin used personal funds to purchase the shares of the Issuer's common stock.

ITEM 4.	PURPOSE OF TRANSACTION

Mr. Martin's purpose in acquiring the shares of common stock of the Issuer is long-term investment.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Effective August 13, 2010, Mr. Martin purchased 2,000,000 shares of the Issuer's common stock in a private transaction with another shareholder at a purchase price of $0.0075 per share.  Such shares were issued to Mr. Martin and his wife, jointly.  Following such purchase, Mr. Martin beneficially owned a total of 3,051,273 shares, or 8.4% of the Issuer’s common stock, based on 36,285,799 shares of the Issuer’s common stock outstanding as of August 9, 2010, as reported in the Issuer's Form 10-Q for the quarter ended June 30, 2010.  Such shares were held as follows:  Mr. and Mrs. Martin jointly held 2,696,500 shares, Mr. Martin held 301,773 shares individually, and Mrs. Martin held 53,000 shares individually.  All 3,051,273 shares are attributed to Mr. Martin on this form.

On February 17, 2011, Mr. Martin purchased 200,000 shares of the Issuer's common stock in a private transaction at a purchase price of $0.075 per share, pursuant to the Issuer's funding plan.  Such shares were issued to Mr. Martin and his wife, jointly.  Following such purchase, Mr. Martin beneficially owns a total of 3,251,273 shares, or 7.7% of the Issuer’s common stock, based on 42,083,428 shares of the Issuer’s common stock outstanding as of March 29, 2011, as reported in the Issuer's Form 10-K for the year ended December 31, 2010.  Such shares are held as follows:  Mr. and Mrs. Martin jointly hold 2,896,500 shares, Mr. Martin holds 301,773 shares individually, and Mrs. Martin holds 53,000 shares individually.  All 3,251,273 shares are attributed to Mr. Martin on this form.

Mr. Martin has sole voting and dispositive power over 354,773 shares, which includes the 53,000 held by Mrs. Martin as these shares are attributed to Mr. Martin on this form, and shared voting and dispositive power with his wife over 2,896,500 shares.

Page 4 of 4 Pages

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Mr. Martin is a Director and President of the Issuer.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS

None.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2011

/s/ David P. Martin

David P. Martin